August 1, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E. Washington, D.C. 20549

Dear Sirs/Mesdames:

Re:	FingerMotion, Inc. Request for Withdrawal of Registration Statement on Form S-1 Initially filed September 8, 2022 File No. 333-267332

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FingerMotion, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-267332), initially filed with the Commission on September 8, 2022, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant has determined not to proceed with the selling stockholders registration statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at FingerMotion, Inc. c/o McMillan LLP, Royal Centre, 1055 W. Georgia St., Suite 1500, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Michael Shannon, legal counsel to the Registrant, at michael.shannon@mcmillan.ca.

Sincerely,

FingerMotion, Inc.

/s/ Martin J. Shen

Martin J. Shen
Chief Executive Officer

Hong Kong Office Unit 912, 9/F, Two Harbourfront 22 Tak Fung Street, HungHom Kowloon, Hong Kong	New York Office 1460 Broadway New York, NY 10036, USA	Singapore Office 111 Somerset Road, Level 3 Singapore 238164	Telephone: (347) 349-5339 www.fingermotion.com